CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JANUARY 31, 2007

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These interim financial statements have not been reviewed by the Company's auditor

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	January 31	July 31
	2007	2006
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$678,132	$1,071,431
Amounts receivable and prepaids	25,611	8,922
Due from related parties (note 4)	2,346	33,677
	706,089	1,114,030

Mineral property interests	1	1

	$706,090	$1,114,031

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$6,392	$16,664

Shareholders' equity
Share capital (note 3)	21,269,046	21,269,046
Deficit	(20,569,348)	(20,171,679)
	699,698	1,097,367
Nature and continuance of operations (note 1)

	$706,090	$1,114,031

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited - expressed in United States Dollars, unless otherwise stated)

	Three months ended January 31		Six months ended January 31
	2007	2006	2007	2006

Expenses
Foreign exchange (gain) loss	$43,790	$(21,820)	$35,764	$(43,815)
Interest income	(10,312)	(5,209)	(21,794)	(9,593)
Legal, accounting and audit	3,189	22,948	3,645	23,641
Mineral property investigations	325,856	–	325,856	–
Office and administration	30,104	28,351	43,734	50,206
Regulatory, trust and filing	7,679	13,055	10,464	14,483
Loss for the period	$400,306	$37,325	$397,669	$34,922

Basic and diluted loss per common share	$0.03	$0.00	$0.03	$0.00

Weighted average number of
common shares outstanding	13,399,426	11,889,426	13,399,426	11,889,426

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited - expressed in United States Dollars, unless otherwise stated)

	Six months ended January 31
	2007	2006
Deficit, beginning of period	$(20,171,679)	$(20,106,221)
Loss for the period	(397,669)	(34,922)
Deficit, end of period	$(20,569,348)	$(20,141,143)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - expressed in United States Dollars, unless otherwise stated)

	Three months ended January 31		Six months ended January 31
Cash provided by (used in)	2007	2006	2007	2006

Operating activities
Loss for the period	$(400,306)	$(37,325)	$(397,669)	$(34,922)
Changes in non-cash working capital items
Amounts receivable and prepaids	(21,508)	12,744	(16,689)	10,945
Accounts payable and accrued liabilities	(10,225)	2,063	(10,272)	3,932
	(432,039)	(22,518)	(424,630)	(20,045)

Financing activities
Due from related parties	15,960	(36,065)	31,331	(34,430)

Decrease in cash and cash equivalents
during the period	(416,079)	(58,583)	(393,299)	(54,475)

Cash and cash equivalents, beginning of period	1,094,211	674,863	1,071,431	670,755

Cash and cash equivalents, end of period	$678,132	$616,280	$678,132	$616,280

Components of cash and cash equivalents are as follows:
Cash	$15,868	$10,325	$15,868	$10,325
Commercial paper	60,438	66,651	60,438	66,651
Bankers acceptances	601,826	539,304	601,826	539,304
	$678,132	$616,280	$678,132	$616,280

Supplemental disclosure:
Interest received during the period	$10,312	$5,209	$21,794	$9,593
Income taxes paid during the period	$–	$–	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended January 31, 2007
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three and six months ended January 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2007.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended January 31, 2007
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

3.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

(b)	Issued and outstanding common shares

	Number of
Common shares issued	Shares	Amount
Balance at July 31, 2006 and January 31, 2007	13,399,426	$21,269,046

(c)	Share purchase options

At January 31, 2007, no share purchase options had been granted under the Company’s Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at January 31, 2007, July 31, 2006 and 2005.

4.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable			As at
			January 31	July 31
			2007	2006
Hunter Dickinson Inc.			$2,346	$33,677

Transactions	Three months ended January 31		Six months ended January 31
	2007	2006	2007	2006
Services rendered and expenses
reimbursed
Hunter Dickinson Inc.	$350,776	$16,985	$367,036	$34,522

Services rendered and expenses reimbursed by Hunter Dickinson Inc. (“HDI”) for the three and six months ended January 31, 2007 relate to the reimbursement of travel expenses and geological consulting services for property investigation activities.